UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ) *

Pagaya Technologies Ltd.

(Name of Issuer)

Class A Ordinary Shares, no par value per share

(Title of Class of Securities)

M7S64L115

(CUSIP Number)

December 31, 2022

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

SCHEDULE 13G
CUSIP No. M7S64L115		Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
35,870,201 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
35,870,201 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,870,201 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
This number includes an aggregate 3,198,421 Shares the Reporting Person has the right to acquire upon exercise of warrants, including 2,627,388 Shares that the Reporting Person has the right to acquire after 60 days.  This amount excludes 112,861 Shares underlying warrants that the Reporting Person does not have the right to acquire within 60 days.

(2)
Based on the sum of (i) 506,136,743 Class A Ordinary Shares (“Shares”) of Pagaya Technologies Ltd. (the “Issuer”) outstanding as of October 18, 2022, according to the Form 424B3 filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2022 and (ii) an aggregate 3,198,421 Shares the Reporting Person has the right to acquire upon exercise of warrants.

SCHEDULE 13G
CUSIP No. M7S64L115		Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
GIC Asset Management Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
31,848,865 (3)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
31,848,865 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,848,865 (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(3)
This number includes an aggregate 2,627,388 Shares the Reporting Person has the right to acquire upon exercise of warrants, including 2,627,388 Shares that the Reporting Person has the right to acquire after 60 days.  This amount excludes 98,660 Shares underlying warrants that the Reporting Person does not have the right to acquire within 60 days.

(4)
Based on the sum of (i) 506,136,743 Shares outstanding as of October 18, 2022, according to the Form 424B3 filed with the SEC on December 6, 2022 and (ii) an aggregate 2,627,388 Shares the Reporting Person has the right to acquire upon exercise of warrants.

SCHEDULE 13G
CUSIP No. M7S64L115		Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
Radiance Star Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
31,848,865 (3)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
31,848,865 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,848,865 (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13G
CUSIP No. M7S64L115		Page 5 of 8 Pages
Item 1(a)	Name of Issuer

Pagaya Technologies Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices

Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel

Item 2(a)	Name of Persons Filing

GIC Private Limited
GIC Asset Management Pte. Ltd.
Radiance Star Pte. Ltd.

Item 2(b)	Address of Principal Business Office or, if none, Residence

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c)	Citizenship

GIC Private Limited - Republic of Singapore
GIC Asset Management Pte. Ltd. - Republic of Singapore
Radiance Star Pte. Ltd. - Republic of Singapore

Item 2(d)	Title of Class of Securities

Class A Ordinary Shares, no par value per share

Item 2(e)	CUSIP Number

M7S64L115

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

(a - c)  The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person	No. of Securities Beneficially Owned (5)	Percent of Class (6)	Voting Power		Dispositive Power
			Sole	Shared (7), (8),(9)	Sole	Shared (5), (6),(7)
GIC Private Limited	35,870,201	7.0	0	35,870,201	0	35,870,201
GIC Asset Management Pte. Ltd.	31,848,865	6.3	0	31,848,865	0	31,848,865
Radiance Star Pte. Ltd.	31,848,865	6.3	0	31,848,865	0	31,848,865

(5)
This number includes Shares each Reporting Person has the right to acquire upon exercise of warrants, including certain Shares that the Reporting Person has the right to acquire after 60 days, but excluding certain Shares underlying warrants that the Reporting Person does not have the right to acquire within 60 days, each as set forth in footnotes (1) and (3) above.

(6)
Based on the sum of (i) 506,136,743 Shares outstanding as of October 18, 2022, according to the Form 424B3 filed with the SEC on December 6, 2022 and (ii) the Shares each Reporting Person has the right to acquire upon exercise of warrants, as set forth in footnotes (2) and (4) above.

SCHEDULE 13G
CUSIP No. M7S64L115		Page 6 of 8 Pages
(7)
Radiance Star Pte. Ltd. shares the power to vote and the power to dispose of 31,848,865 Shares held directly by it with GIC Asset Management Pte. Ltd. and GIC Private Limited. GIC Asset Management Pte. Ltd. is wholly owned by GIC Private Limited and is the public equity investment arm of GIC Private Limited.

(8)
GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”).  Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.  As such, GIC has the sole power to vote and power to dispose of the 0 securities beneficially owned by it.  GIC shares power to vote and dispose of 0 securities beneficially owned by it with MAS.

GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares

(9)	GIC disclaims membership in a group.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

SCHEDULE 13G
CUSIP No. M7S64L115		Page 7 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the date below.

GIC PRIVATE LIMITED

By:	/s/ Diane Liang
Name: Diane Liang
Title: Senior Vice President
Date: February 14, 2023

By:	/s/ Toh Tze Meng
Name: Toh Tze Meng
Title: Senior Vice President
Date: February 14, 2023

GIC ASSET MANAGEMENT PTE. LTD.

By:	/s/ Chan Hoe Yin
Name: Chan Hoe Yin
Title: Director
Date: February 13, 2023

RADIANCE STAR PTE. LTD.

By:	/s/ Daniel Loo
Name: Daniel Loo
Title: Director
Date: February 14, 2023

SCHEDULE 13G
CUSIP No. M7S64L115		Page 8 of 8 Pages
LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement